November 1, 2021
VIA EDGAR
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Tony Watson
                Angela Lumley

Re:         Emerald Holding, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 23, 2021
File No. 001-38076

Ladies and Gentlemen:
This letter sets forth the response of Emerald Holding, Inc. (the “Company”) to the comment letter, dated September 30, 2021 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (File No. 001-38076), filed on February 23, 2021 (the “Annual Report”). In order to facilitate your review, we have repeated the comment in its entirety.
Form 10-K for the Fiscal Year Ended December 31, 2020
Note 11. Stockholder's Equity, page 106
1.        Please tell us how you determined that your Series A Convertible Participating Preferred Stock should be classified as permanent equity on your balance sheet and your consideration of the guidance in ASC 480-10-S99-3A(3)(f).

Securities and Exchange Commission
November 1, 2021

Response:

The Company advises the Staff that, upon further review and consideration of the guidance in ASC 480-10-S99-3A(3)(f), and following consultation with PricewaterhouseCoopers LLP, as the Company’s independent registered public accounting firm (“PwC”), management and Audit Committee of the Company’s board of directors (the “Audit Committee”), have concluded that certain previously issued consolidated financial statements were materially misstated as a result of the Company’s accounting for its 7% Series A Convertible Participating Stock (the “Series A Preferred Stock”) as a component of permanent equity instead of reflecting such Series A Preferred Stock as temporary equity. As a result, the Company’s (A) audited consolidated financial statements as of and for the year ended December 31, 2020 included in the Company’s 2020 Annual Report on Form 10-K (the “2020 10-K”) and (B) unaudited condensed consolidated financial statements (i) as of and for the three months ended March 31, 2021 included in the Company’s Quarterly Report on Form 10-Q (the “Q1 2021 10-Q”), (ii) as of and for the three and six months ended June 30, 2021 included in the Company’s Quarterly Report on Form 10-Q (the “Q2 2021 10-Q”), (iii) as of and for the three and six months ended June 30, 2020 included in the Company’s Quarterly Report on Form 10-Q (the “Q2 2020 10-Q) and (iv) as of and for the three and nine months ended September 30, 2020 included in the Company’s Quarterly Report on Form 10-Q (the “Q3 2020 10-Q”) should no longer be relied upon.

The Company will file amendments to restate the 2020 10-K (which will also include restated amounts for the Q2 2020 10-Q and Q3 2020 10-Q), the Q1 2021 10-Q and the Q2 2021 10-Q to correct for the accounting errors and to reflect the Series A Preferred Stock within temporary equity. These restatements will result in non-cash, non-operating financial statement corrections and will have no impact on the Company’s current or previously reported cash position, operating expenses or total operating, investing or financing cash flows. The Company is working to complete such restatements as soon as practicable. In connection with such restatement, the Company will also correct for a previously identified Q1 2020 error that management had concluded was not material to the previously issued consolidated financial statements and had therefore been corrected as an immaterial out of period adjustment in Q4 2020.
In connection with the restatement, management has re-evaluated the effectiveness of the Company’s disclosure controls and procedures and, as applicable, internal control over financial reporting as of December 31, 2020, March 31, 2021 and June 30, 2021. The Company’s management concluded that in light of the error described above, a material weakness exists in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as of December 31, 2020 and the Company’s disclosure controls and procedures were not effective as of each of those respective dates, and remain ineffective as of September 30, 2021. Specifically, management did not design and maintain effective controls related to the evaluation of the impact of the arrangement’s terms and conditions on the accounting and reporting for preferred stock instruments. In response to the material weakness, Management plans to enhance the design of its control activities related to the evaluation of the impact of the terms and conditions on the accounting and reporting for preferred stock issuances. The material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
The Company further advises the Staff that it has filed an 8-K pursuant to Item 4.02 announcing the restatement described above via a Current Report on Form 8-K (Item 4.02).

Securities and Exchange Commission
November 1, 2021

Should you have any questions or comments, please feel free to call me at (646) 668-3786, or the Company’s outside counsel, Daniel Bursky, at (212) 859-8428.
Sincerely,

/s/ David B. Doft

David B. Doft

cc:      Hervé Sedky (Emerald Holding, Inc.)
           Daniel J. Bursky (Fried, Frank, Harris, Shriver & Jacobson LLP)